Exhibit 12.1
Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(dollars in thousands, unaudited)

	For the year ended December 31,
	2008	2007	2006	2005	2004

Earnings:

Pretax income	$(50,806)	$107,737	$140,711	$109,064	$46,121
Add:
Fixed charges	101,202	100,967	92,840	75,433	60,906
Less:
Capitalized interest	(1,000)	(2,011)	(733)	(1,301)	(563)

Total Earnings	$49,396	$206,693	$232,818	$183,196	$106,464

Fixed Charges:

Interest expense	$75,293	$69,592	$61,016	$51,552	$40,035
Estimated interest within rent expense	24,909	29,364	31,091	22,580	20,308
Capitalized interest	1,000	2,011	733	1,301	563

Total Fixed Charges	$101,202	$100,967	$92,840	$75,433	$60,906

Ratio of Earnings to Fixed Charges	* 0.5	2.0	2.5	2.4	1.7

*	Due to a shortfall of $51,806 from losses incurred during 2008, the 2008 ratio of earnings to fixed charges was less than one-to-one coverage.